UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

On May 12, 2026, AC Immune SA (the “AC Immune”) issued a press release containing updates with respect to the retirement of its Chief Executive Officer (“CEO”) at AC Immune’s next Annual General Meeting (“AGM”). A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

Retirement of CEO

At AC Immune’s next AGM to be held on June 11, 2026, Dr Andrea Pfeifer has decided to retire from her role as CEO after 23 years at AC Immune to spend more time with her family. Dr Pfeifer’s decision to retire was not because of a disagreement with AC Immune on any matter relating to AC Immune’s operations, policies, or practices. AC Immune thanks Dr Pfeifer sincerely for her contributions to AC Immune over her years of service and wishes her well in her future endeavors. Dr Pfeifer will be engaged as an Advisor to facilitate the transition and will be appointed as Honorary Chair of the Board of Directors (the “Board”) and Co-Chair of the Scientific Advisory Board. The Board has appointed a leading industry consultant to conduct the CEO search.

Appointment of Interim CEO

The Board has appointed the Chair, Dr Martin Zügel, to serve as interim CEO while the ongoing search for a permanent successor continues. Dr. Zügel has served as Chair of the Board since 2025, a position which will not change as a result of his appointment as interim CEO. For Dr. Zügel’s full bio, see the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2026, under the heading “Item 6. Directors, Senior Management and Employees”.

This Report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated May 12, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: May 12, 2026